FOIA Confidential Treatment of Limited Portions Requested by NovaMed, Inc., pursuant to Rule 83 (17 C.F.R. § 200.83)

November 24, 2010

VIA EDGAR AND FACSIMILE (703) 813-6963

Mr. Ryan C. Milne
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Milne:

This letter is submitted on behalf of NovaMed, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Tia L. Jenkins dated November 3, 2010 to Thomas S. Hall, Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 32

Asset Impairment, page 33

1.                                      We note from your response to comment 4 of our letter dated July 16, 2010 that the fair value of your surgical facilities reporting unit exceeded its net book value by 9%.  We believe a reporting unit is at risk of failing step one of the impairment test if the reporting unit’s fair value does not substantially exceed its net book value.  Please explain to us in detail those factors you considered in determining that the surgical facilities reporting unit’s fair value substantially exceeds its net book value.  Please include in your response a quantification of how accurate your estimates have been in the past with respect to your valuation of your surgical facilities reporting unit and a description of the volatility of cash flows generated by this reporting unit.

Response:

As we indicated, we utilized the market multiple approach to determine the fair value of our surgical facilities reporting unit.  The two public companies that own and operate surgical facilities are NovaMed and AmSurg.  At December 31, 2009, NovaMed’s enterprise value to EBITDA multiple was 7.7 times and AmSurg’s was 7.4 times.  Using these multiples as comparables, we arrived at a multiple in the 75th percentile of this range (7.6 times) to calculate the fair value of our surgical facilities reporting unit.  In addition to utilizing the best available public company valuation multiples in our analysis, we considered several other factors in determining that the selected fair value multiple was reasonable:

a.               NovaMed has acquired 15 surgical facilities since February 2006 in competitive auctions at EBITDA multiples ranging from [***] times to [***] times EBITDA.  Our last two acquisitions in December 2008 were at [***] times and [***] times EBITDA.  Although we did not acquire any surgical facilities in 2009, we actively pursued several that were in the [***] to [***] times range (see attached Exhibit A, portions of which have been redacted pursuant to a separate confidential treatment request made to the SEC’s Office of Freedom of Information and Privacy Act Operations under the SEC’s Rule 83).  As noted, we were outbid by competitors for several of these acquisitions and we dropped out of the bidding process for a few others.

b.              In 2006, enterprise value multiples for public surgical facility companies, including NovaMed, were up to 15 times EBITDA.  In April 2007, Welsh, Carson, Anderson & Stowe purchased one of our peer companies, United Surgical Partners, for 11.0 times EBITDA.  In June 2007, another peer company, Surgical Care Affiliates, was purchased by TPG for 9.7 times EBITDA.  In August 2007, Crestview Partners acquired a third peer company, Symbion, for 11.9 times EBITDA.  These are three of the last multi-facility transactions completed in our industry.  Individual surgical facilities were selling in the [***] to just over [***] times EBITDA range in 2007, significantly less than multi-facility company multiples.  The two surgical facilities we acquired in 2007 were at [***] and [***] times EBITDA, respectively.  The relevance of this data is that companies with portfolios of surgical facilities trade at higher valuations than individual surgical facilities but the gap between the two has narrowed substantially over the past three years.  We have already taken this into account in the multiple we used to determine the fair value of our surgical facilities reporting unit.

Based on this information and our knowledge of the market, we are very confident that our fair value conclusion is reasonable and that there is a sufficient margin over the net asset value of this reporting unit that there is not a risk of impairment.  While we have not sold a business comparable to this reporting unit to validate the multiple, we believe we have adequate market data to support this multiple.  In addition, the EBITDA of this reporting unit has been very consistent over the past three years.  The 2009 actual EBITDA was 99% of the 2008 actual EBITDA (adjusted for partial year acquisitions) and the 2010 budgeted EBITDA was [***] of the 2009 actual EBITDA.  For the first six months of 2010, the EBITDA of the surgical facilities reporting unit declined 8.8% compared to the same period in the prior year.  For this reporting unit, we budgeted EBITDA of [***] for the first six months of 2010 and [***] for all of 2010.  Therefore, our actual EBITDA was [***] of budget for the first six months and [***] of our full year budget.

We believe the fair value of our surgical facilities reporting unit sufficiently exceeds its net asset value; however, we will add the following language (as an example but with the numbers updated to the appropriate period) to our disclosure in future filings to enhance clarity:  “Our largest reporting unit (surgical facilities) had an estimated fair value that was $17.5 million (9%) greater than it’s carrying value.  This reporting unit accounts for 94% of the total goodwill in our consolidated financial statements.” We note that other information requested in comment 4 of your July 16, 2010 letter is included in our proposed disclosure as drafted in our response to comment 3 of that letter (and actually included in our Form 10-Q for the period ended September 30, 2010).

2.                                      Please tell us whether you performed a valuation of your surgical facilities reporting unit using a discounted cash flow approach.  If so, provide us with your valuation under the discounted cash flow approach and contrast it with your valuation under the market multiple approach.  If not, explain to us why you did not perform a valuation under the discounted cash flow approach, which you consider to be more reliable, in light of this reporting unit’s goodwill representing 94% of total goodwill.

[***]  CONFIDENTIAL TREATMENT REQUESTED BY NOVAMED, INC., PURSUANT TO RULE 83.

Response:

We did not use a discounted cash flow approach to value our surgical facilities reporting unit.  We do not consider a discounted cash flow approach to be more reliable than a market multiple approach.  We believe the market multiple approach is the best valuation method when we have good and relevant market data to derive the fair value multiples and when a reporting unit’s EBITDA is consistent over a period of time.  This was the case with our surgical facilities reporting unit as we noted in our response to comment 1.  However, as we stated in our response to comment 1 in our August 26, 2010 letter, we believe that the discounted cash flow approach can be a more reliable method of determining fair value in cases where there has been or is expected to be significant fluctuations in the EBITDA of a reporting unit.

3.                                      We note from your response to comments 1 and 3 of our letter dated July 16, 2010 that you utilize a market multiple approach to estimate the fair value of each of your reporting units and also perform a discounted cash flow projection to determine fair value for those reporting units with an estimated fair value less than 5% greater than its carrying value.  Please revise your proposed disclosure to describe why you perform another test using a discounted cash flow approach and how you weight the two approaches.

Response:

We will add the following language to our disclosure in future filings:

“When a reporting unit’s estimated fair value using the market multiple approach is less than 5% greater than its carrying value, we also perform a discounted cash flow projection to determine fair value.  We believe this additional approach to estimating fair values serves two purposes.  When market multiples are readily available and fall within a reasonable range and there are not significant fluctuations in EBITDA in the reporting unit over time, the discounted cash flow approach provides another reference point for fair value.  In this case, the weighting of the two approaches will depend on specific circumstances such as the number of comparable transactions we have to derive the market multiple and the projected performance of the reporting unit as compared to its recent performance.  When there are significant fluctuations in EBITDA in the reporting unit over time and/or unique issues impacting near term results, the discounted cash flow approach provides a more relevant valuation methodology as short term issues are minimized in a multi-year projection.  In this case, we weight the discounted cash flow approach 100%.”

To the extent necessary, we will also disclose our specific weighting when applicable.  For example, in regard to our 2009 annual assessment, we would add the following:  “Our optical lab and MDnetSolutions reporting units had market multiple approach fair values less than 5% greater than their respective carrying values.  For our optical lab reporting unit, both the market multiple approach fair value and the discounted cash flow approach fair value exceeded the carrying value so there was no need to weight the two approaches.  For our MDnetSolutions reporting unit, due to the fluctuations in EBITDA as well as the significant variance in market multiples, we weighted the discounted cash flow approach 100%.”

4.                                      We note from your response to comment 3 of our letter dated July 16, 2010 that you attribute the decrease in your market capitalization during the last six months to a fluctuating and volatile stock price.  Please tell us whether you believe any other factors impacted the market capitalization, including but not limited to, your decrease in revenue and number of surgical procedures performed or the amount of debt outstanding.

Response:

Our market capitalization was $89.8 million on December 31, 2009, $80.6 million on March 31, 2010, $66.1 million on June 30, 2010, $67.0 million on July 29, 2010 (the day of our second quarter earnings release), $76.8 million on September 30, 2010 and $103.1 million on October 28, 2010 (the day of our third quarter earnings release).  We believe there are many factors that impact our stock price and, therefore, market capitalization including:  (a) the performance of the stock market in general and (b) NovaMed’s specific financial performance, including (i) our revenue and surgical procedures performed trends, (ii) concerns about NovaMed’s outstanding debt balance and (iii) concerns about our ability to repay our convertible debt of $75 million when it matures in June 2012.  For the first six months of this year, our total net revenue and income from continuing operations attributable to NovaMed were down 2.6% and 20.8%, respectively, from the same period in the prior year.  The closing price of our stock on the day of our second quarter earnings release increased $0.42, or 5.3%, from the previous day closing price.  For the first nine months of this year, our total net revenue and income from continuing operations attributable to NovaMed were down 1.4% and 17.6%, respectively, from the same period in the prior year.  The closing price of our stock on the day of our third quarter earnings release increased $2.07, or 19.0%, from the previous day closing price.  While we believe that our financial results impact our stock price and market capitalization, the historical volatility of our stock price is much greater than the volatility of our financial results.

5.                                      We note from your response to comment 1 that you believe that the market multiples already include a control premium.  Please clarify how you contemplated control premiums with respect to those units where you employed a discounted cash flow approach in determining fair value.

Response:

In our discounted cash flow approach, we used current market multiples to calculate residual value.  As we have previously stated, we believe these multiples include a control premium.  We used the weighted average cost of capital of the reporting unit for the discount rate in the analysis which is not specifically adjusted for a control premium.  In addition, since the projected cash flows and the selected discount rate are on a control basis, there is no need to consider a control premium.

6.                                      We note from the fifth and sixth paragraphs of your response to comment 1 that you concluded that the fair value of your reporting units had not declined below their carrying amounts because, among other reasons, the EBITDA of your reporting units had not declined significantly in the first half of 2010 compared to your budget and the first half of 2009.  We note from your From 8-K filed July 29, 2010 that you experienced a decline in EBITDA of approximately 10.2% from $15,064 thousand to $13,534 thousand for the first halves of 2010 and 2009, respectively.  Please explain to us why you did not consider the 10.2% decrease in EBITDA to be significant and tell us how much EBITDA you had budgeted for the first half of 2010 and all of 2010.

Response:

As we reported in our second quarter earnings release, NovaMed’s consolidated EBITDA declined 10.2% in the first six months of 2010 compared to the same period in the prior year.  We budgeted consolidated EBITDA of [***] for the first six months of 2010 and [***] for all of 2010.  Therefore, our actual EBITDA was [***] of budget for the first six months and [***] of our full year budget.  Our business continues to be negatively impacted by the economy but we believe this is a temporary condition and not a permanent change in our business.  Our actual consolidated EBITDA of $20,407 thousand for the first nine months of 2010 was [***] of our budgeted EBITDA of [***] for this period and [***] of our full year budget.  We do not believe that these negative variances to our budget are significant and we do believe that they are temporary in nature due to the sluggish economy.  We believe that a very minor improvement in the economy and consumer confidence would result in fewer prospective patients deferring surgical procedures which would contribute to increased surgical volumes and our negative variance to budget would be quickly eliminated.  Due to the relatively high fixed costs in our business, a 2.6% revenue decrease such as we experienced in the first six months of 2010 compared to the same period in the prior year resulted in a 10.2% decrease in EBITDA.  For the first nine months of 2010, a 1.4% revenue decrease resulted in a 9.4% decrease in EBITDA.  We believe these revenue decreases are not significant and expect positive revenue growth as soon as the economy starts to improve.  When this happens, the fixed costs work in our favor and the positive revenue growth can be expected to contribute to even greater EBITDA growth.

[***]  CONFIDENTIAL TREATMENT REQUESTED BY NOVAMED, INC., PURSUANT TO RULE 83.

7.                                      We note from the transcript of your July 29, 2010 earnings call Mr. Hall discussed:  “…the public companies (inaudible) have rolled way back from an EBITDA multiple…” and “…I would say that as we talk to other people, it’s safe to say that the valuations are down significantly from where they were a few years ago and, because of that, that gap between what you could be a single center for and what you could buy a group of centers for is significantly smaller…”  Please reconcile these statements from the earnings call to your response to comment 1 that market multiples had not changed significantly.  In addition, please provide us with the market multiples assumed in determining the fair values of each reporting unit and the list of comparable transactions that you used in developing the market multiple.  The list should include, at a minimum, the names of the entities involved, date of transaction, size of the transaction, and implied multiple.

Response:

As explained in our response to the first comment, the EBITDA multiples of the public surgical facility companies have declined significantly from where they were a few years ago.  However, the EBITDA multiples of individual surgical facilities have not declined materially.  This is why the gap between what you would have to pay for a multi-facility company and an individual surgical facility is significantly smaller.   This is the point Mr. Hall was making.  We have already adjusted for this significant decline in multi-facility company multiples by using a multiple of 7.6 times EBITDA to calculate the fair value of our surgical facilities reporting unit.  This is about 50% of the multiple that similar businesses were trading at several years ago.  Attached as Exhibit A are the market multiples we assumed in determining the fair values of each of our reporting units and a list of comparable transactions.  As we note on Exhibit A, our source for optical lab multiples would not reveal all of the information you are requesting.  However, for this reporting unit we also used a discounted cash flow approach to further corroborate that there was no impairment.  Certain portions of Exhibit A have been redacted pursuant to a separate confidential treatment request made to the SEC’s Office of Freedom of Information and Privacy Act Operations under the SEC’s Rule 83.

8.                                      We note from the second paragraph of your response to comment 1 that you performed an annual impairment test at the end of 2009.  However, your response to comment 5 indicated that you perform your annual impairment test as of October 31.  Please clarify the date as of which you performed your annual impairment test in 2009 and tell us whether you changed the date at which you perform your annual impairment test.

Response:

We perform our annual impairment test in December using the carrying value of the reporting units as of October 31st.  The timing of our test and the carrying value date is consistent every year. We also always use our budget for the following year in our annual impairment test.

Liquidity and Capital Resources, page 41

9.                                      We note from your responses to comment 7 of our letter dated July 16, 2010 that you will incorporate specific disclosure regarding your net worth covenant in future filings.  Please provide with the disclosure that you intend to include in future filings.

Response:

We have added the following language to our filings (see page 15 of our Form 10-Q for the period ending September 30, 2010):

Such a write-off could significantly reduce our total assets, result in a substantial non-cash charge to earnings, and cause us to be in default under the minimum net worth covenant in our credit facility. For this covenant, we are subject to a minimum net worth requirement that increases each quarter.  The minimum requirement is 75% of our net worth at June 30, 2009 plus 50% of our net income (without giving effect to any losses) for each quarter after June 30, 2009 plus 50% of the proceeds from any equity issuance since June 30, 2009 plus 50% of any incremental additive equity associated with any acquisitions.  Based on this definition, our minimum net worth requirement was $69.8 million compared to our actual net worth of $96.0 million as of September 30, 2010.  A goodwill impairment of $26.2 million would have caused us to be in violation of this covenant.

Note 1.  Description of Business, page F-7

10.                               We note that you owned a majority interest in 35 of your ASCs with physicians owning the remaining equity interests in these ASCs.  Please tell us whether there are any instances, such as a change in regulation, in which you would be contractually required to purchase the controlling interests from the physicians.  If so, tell us how you considered rule 5-02.28 of Regulation S-X in determining how to classify the noncontrolling interests on your balance sheet.

Response:

There are no instances, including a change in regulation, in which NovaMed is contractually required to purchase equity interests from our physician-partners with two exceptions.  Two partners in our Richmond, Virginia surgical facility who each own a 14.5% equity interest have the option to sell us back their interest at the same price they paid to acquire their interest which is $0.3 million.  This is disclosed on page 44 of our 2009 Form 10-K.  We do not believe this obligation is material enough to include within the liability section of our balance sheet and have, therefore, included it within the equity section under noncontrolling interests.  In addition, our Kalamazoo surgical facility is required to repurchase equity interests of deceased physician members within a one-year period following their death at a purchase price based on a formula using a multiple of EBITDA over a trailing twelve-month period.  This obligation is limited in scope, because the Kalamazoo facility is not required to repurchase equity interests in this manner more than once in any calendar year to the extent the aggregate amount of any redemption prices exceed ten percent (10%) of the annual EBITDA of the Kalamazoo facility for the preceding calendar year.  We own 61.9% of the Kalamazoo facility and the facility’s EBITDA for the year ended December 31, 2009 was [***] so the maximum annual liability to NovaMed would be approximately [***] at this time.   In contrast to Richmond which is our financial obligation, this is an obligation of the Kalamazoo facility of which we own a 61.9% equity interest.  Given this, coupled with the facts that the payment obligation is contingent upon the death of a physician member and is limited in scope and magnitude due to the aforementioned cap, we determined that this obligation is not material to our overall financial condition.

In connection with these responses, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[***]  CONFIDENTIAL TREATMENT REQUESTED BY NOVAMED, INC., PURSUANT TO RULE 83.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (312) 780-3234 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer

EXHIBIT A

Market multiples used in determining fair value of reporting units

	Goodwill					See		Net asset
	Balance	Multiple Range		Percentile	Multiple	note		value divided
Reporting unit	(in 000s)	Low	High	Used	used	below		by EBITDA	Comments

Surgical facilities	$182,930	7.4	7.7	75%	7.6		(1)	7.0	Used public company multiples for AmSurg and NovaMed (see below)

Alliance (optical products purchasing organization)	$3,923	6.2	9.8	25%	7.1		(2)	2.0	Multiple range for public distribution/supply companies as per Cowen and Company Report
Midwest Labs (optical laboratories)	$4,811	6.0	7.0	90%	6.9		(3)	6.7	Obtained comparables from industry investment banker HPC Puckett & Company
Family Vision Care (optometric practice/retail store)	$664	5.0	6.3	25%	5.3		(4)	3.4	Multiple range for public physician practice management companies as per Cowen and Company Report

MDnetSolutions (marketing products and services)	$688	7.0	10.0	20%	7.6		(5)	8.2	Multiple range for disease management and information services companies as per Cowen and Company Report

Omni (ophthalmology practice)	$941	5.0	6.3	25%	5.3		(6)	2.2	Multiple range for physician practice management companies as per Cowen and Company Report

		Enterprise
		Value	Implied
	Date	(in 000s)	Multiple	Comments:

Surgical facilities:
AmSurg	12/31/2009	$901,819	7.4	Public company
NovaMed	12/31/2009	$221,308	7.7	Public company

[***]	[***]	[***]	[***]	NovaMed was outbid for this deal
[***]	[***]	[***]	[***]	NovaMed was outbid for this deal
[***]	[***]	[***]	[***]	NovaMed was outbid for this deal
[***]	[***]	[***]	[***]	NovaMed was outbid for this deal
	[***]	[***]	[***]
[***]	[***]	[***]	[***]	Seller indicates they will close at this multiple - NovaMed dropped out of bidding
[***]	[***]	[***]	[***]	Seller indicates they will close at this multiple - NovaMed dropped out of bidding
[***]	[***]	[***]	[***]	Seller indicates they will close at this multiple - NovaMed dropped out of bidding

Midwest Labs:
Labs with revenue between $4 million and $10 million
Lab 1	2009		7.0	These were private, confidential transactions and source would not identify seller and buyer or disclose actual purchase price.
Lab 2	2009		7.0
Lab 3	2009		6.0
Lab 4	2009		6.0
Lab 5	2008		6.0
Lab 6	2008		6.0
Lab 7	2008		7.0

Source:  Cowen and Company Publicly Traded Health Care Services Company Database (as of close of trading 12/31/09)

		Enterprise
		Value	Implied
	Date	(in 000s)	Multiple

Distribution/Supply companies

Aceto Corp.	12/31/2009	79,000	8.3
Amerisourcebergen Corp.	12/31/2009	8,186,000	8.6
Cardinal Health Inc.	12/31/2009	12,458,000	6.1
Henry Schein Inc.	12/31/2009	4,898,000	9.2
Patterson Cos. Inc.	12/31/2009	3,874,000	10.0
Pss World Medical Inc.	12/31/2009	1,513,000	9.9

Physician Practice Management companies

Continucare Corp.	12/31/2009	242,000	7.5
Ipc The Hospitalist Co. Inc.	12/31/2009	542,000	17.3
Prospect Medical Holdings Inc.	12/31/2009	231,000	6.7

Disease Management/Information Services companies

Allion Healthcare Inc. (disease management)	12/31/2009	252,000	7.6
Healthstream Inc.	12/31/2009	77,000	7.7
Webmd Health Corp.	12/31/2009	1,995,000	23.2
Ims Health Inc.	12/31/2009	5,169,000	12.4
National Research Corp.	12/31/2009	147,000	8.7

[***]  CONFIDENTIAL TREATMENT REQUESTED BY NOVAMED, INC., PURSUANT TO RULE 83.

Notes:

(1)  Used 75th percentile as surgical facilities portfolio more closely matches NovaMed.

(2)  Used 25th percentile due to size of Alliance relative to comparable companies.

(3)  Used 90th percentile due to two separate lab locations and recent relocation into new, purpose built building.

(4)  Disregarded highest multiple of comparable companies and used 25th percentile due to single location and size of Family Vision Care relative to comparable companies.

(5)  Disregarded highest multiples of comparable companies, capped range at 10x and used 20th percentile due to size of MDnetSolutions relative to comparable companies as well as shorter lifespan of company.

(6)  Disregarded highest multiple of comparable companies and used 25th percentile due to size of Omni relative to comparable companies.